Exhibit 99.1

ImmunoPrecise Antibodies Announces an Unprecedented Onboarding of Pharma and Biotech Clients Using IPA’s Proprietary High-Throughput B-Cell Select™ and DeepDisplay™

The Diversified Offerings of 9 Transgenic Animal Strains Platforms supports Solid Growth in Drug Discovery Services

VICTORIA, May 30, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC PINK: IPATF) announces that its proprietary, high-throughput B-cell and phage display platforms have garnered a lot of attention as of late, and for a good reason. These species-independent platforms allow for high-throughput and more efficient antibody discovery than traditional hybridoma-based counterparts and are readily adapted for use with fully-human transgenic animals, compounding the benefits for the Company’s clients.

In recent weeks and months, IPA has been engaged by several large pharmaceutical companies to conduct work using transgenic animals from Ligand Pharmaceutics (distributors of OmniRat™, OmniMouse™, OmniFlic™, and OmniChicken™), Ablexis (distributors of AlivaMab®), Harbour BioMed (distributors of Harbour Mice®, an undisclosed transgenic knock-out animal, Alloy Therapeutics (Distributors of Alloy Mice®) and Trianni (distributors of Trianni Mice®).

IPA announced today that B-cell and phage display programs have launched in seven of the above nine platforms, and three of these programs are being trialed by a single client in two different discovery platforms simultaneously.

“This unprecedented growth in the demand and use of alternative transgenic species and strains is a client solicitation that IPA has been anticipating, and is fully prepared to respond to,” stated Dr. Jennifer Bath, President and CEO of IPA. “The requests have been well distributed across our locations worldwide and continue to engage all three of our global, antibody manufacturing sites.” It is widely believed that fully human antibodies manufactured through transgenic animal use will witness a continually growing demand, and Dr. Bath confirms this, furthering the belief that the Company’s unique ability to handle the variety of transgenic species, at a global, high-capacity, uniquely positions the Company at the forefront of this industry trend.

Extension of Warrant Expiry Dates

The Company also announces that it will apply to the TSX Venture Exchange to extend the expiry date of 875,000 share purchase warrants issued in a private placement financing on June 18, 2019 (see news release dated June 19, 2018). The share purchase warrants are exercisable at a price of $1.00 per share and the expiry date is being extended from June 18, 2019 to June 18, 2020. The extension of the expiry date is subject to the acceptance of the TSX Venture Exchange.

About ImmunoPrecise Antibodies Ltd.

IPA is a full-service, therapeutic antibody discovery company focused on the next generation of antibody discovery, to deliver the most therapeutically-relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

IPA operates from state-of-the-art laboratory facilities located at the Vancouver Island Technology Park in Victoria, British Columbia, in collaboration with its wholly-owned subsidiary operations at

U-Protein Express B.V., in the Life Science Incubator, Utrecht, and ModiQuest Research, Oss, both in the Netherlands. The Company operates globally to offer antibody services from target analysis to pre-clinical studies.

The services offered to clients include antibody discovery against a broad spectrum of antigens, including challenging targets. Amongst these services, the Company offers hybridoma production, B-cell services, and a variety of phage display platforms. The Company also provides a broad range of supporting services including immunologically-based assays, recombinant protein manufacturing, humanization, optimization, stable cell line development, and advanced solutions to challenges faced by clients in antibody-related research and development. The antibodies produced by IPA target a wide variety of therapeutic, diagnostic and research applications.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by IPA in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to IPA’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause IPA’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in IPA’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, IPA undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:30e 30-MAY-19